UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Klein, Jonathan
   2101 Fourth Avenue, Fifth Floor


   Seattle, WA 98121
2. Date of Event Requiring Statement (Month/Day/Year)
   2/9/98
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Getty Images, Inc. (GETY)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer &
   Director
6. If Amendment, Date of Original (Month/Day/Year)
   02/18/98
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 622,602             I   by Trust (1)
Common Stock                                                 900                 I   Family Members
                                                                                     (2)

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to (3)       07/02/06  Common Stock                 615,990    $10.00     D           Direct
buy)
Employee Stock Option (Right to (3)       07/02/06  Common Stock                 307,995    $16.10     D           Direct
buy)
Employee Stock Option (Right to (5)       02/09/08  Common Stock                 230,000    $20.91     D           Direct
buy)
Employee Stock Option (Right to (7)       02/09/08  Common Stock                 345,000    $20.91     D           Direct
buy).

Explanation of Responses:

(1)
Beneficiary of Crediton Limited
(2)
Owned by immediate family members
(3)
This option to purchase stock of Getty Communications plc was granted on July 2, 1996 and the vesting of the option was accelerated pursuant to the terms of the scheme of arrangement and merger of PhotoDisc, Inc. into Print Merger, Inc., a wholly owned subsidiary of the issuer, which transactions were consummated on February 9, 1998.  If all or a portion of the option is not exercised by May
16, 1998, the unexercised portion of the option will be converted into an option to purchase Getty Images stock, which will be deemed vested as to 25% on July 2, 1997 and the remainder of which will be deemed vested ratably as of the first day of each month thereafter for the following three years.
(4)
Options to purchase the stock of Getty Communications plc were converted into options over Getty Images common stock pursuant to the scheme of arrangement and merger of PhotoDisc, Inc. into Print Merger, Inc., a wholly-owned subsidiary of Getty Images.
(5)
30,000 options are fully vested and exercisable on February 9, 1999 and the remaining 200,000 options vest as to 25% on February 9,
1999 and the remainder vests ratably as of the first day of each month thereafter for the following three years.
(6)
Options granted with respect to services rendered in connection with Mr. Klein's employment with Getty Communications Limited.
(7)
45,000 options are fully vested and exercisable on February 9, 1999 and the remaining 300,000 options vest as to 25% on February 9,
1999 and the remainder vests ratably as of the first day of each month thereafter for the following three years.
(8)
Options granted with respect to services rendered in connection with Mr. Klein's employment with Getty Images, Inc.

SIGNATURE OF REPORTING PERSON
/S/ By: Heather Redman
    For: Jonathan Klein
DATE 12/09/98